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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   AMENDMENT
                                     NO. 1

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                          OUTBOARD MARINE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                             OMC ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF

                           DETROIT DIESEL CORPORATION
                                   (BIDDERS)

                          COMMON STOCK, $.15 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   690020102
                         (CUSIP NUMBER OF COMMON STOCK)

                              TIMOTHY D. LEULIETTE
                                 VICE CHAIRMAN
                           DETROIT DIESEL CORPORATION
                            13400 OUTER DRIVE, WEST
                          DETROIT, MICHIGAN 48239-4001
                                 (313) 592-7231
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                            ------------------------
                                    Copy to:

                              JOHN F. FARMER, ESQ.
                                 VICE PRESIDENT
                              AND GENERAL COUNSEL
                           DETROIT DIESEL CORPORATION
                            13400 OUTER DRIVE, WEST
                          DETROIT, MICHIGAN 48239-4001
                                 (313) 592-7111
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     This Amendment No. 1 (this "Amendment") is to the Tender Offer Statement on
Schedule 14D-1 (the "Statement") that relates to the offer by OMC Acquisition Corp., a Delaware corporation (the "Offeror") and a wholly-owned subsidiary of Detroit Diesel Corporation, a Delaware corporation ("DDC"), to purchase 13,842,619 shares of Common Stock, par value $0.15 per share (the "Shares"), of Outboard Marine Corporation, a Delaware corporation (the "Company"), at a purchase price of $16.00 per Share, net to the seller in cash (the "Offer Price"), without interest, upon the terms and subject to the conditions set forth in the Offeror's Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal each dated July 15, 1997 (which, as amended from time to time, together constitute the "Offer"). The Offer is scheduled to expire at 12:00 midnight, New York City time, on August 11, 1997, unless extended in accordance with the Offer. The Statement was filed with the Securities and Exchange Commission on July 15, 1997.

     The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Capitalized terms used in this Amendment but not defined herein have the meanings ascribed to them in the Offer and the Statement.

ITEM 10. ADDITIONAL INFORMATION

     The fifth paragraph of Section 1 of the Offer to Purchase is hereby amended and restated to read as follows:

          Subject to the applicable rules and regulations of the Commission, the Offeror also expressly reserves the right, in its sole discretion at any time and from time to time, (1) to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, payment for, any Shares pending receipt of any regulatory approval specified in Section 16, (2) to terminate the Offer and not accept for payment any Shares upon the occurrence of any of the conditions specified in Section 15 and (3) subject to the limitations set forth in the Merger Agreement and described below, at any time or from time to time, to amend the Offer in any respect. The Offeror acknowledges that (1) Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Offeror to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (2) the Offeror may not delay acceptance for payment of, or payment for (except as provided in clause (1) of the first sentence of this paragraph), any Shares upon the occurrence of the conditions specified in Section 15 without extending the period of time during which the Offer is open.

     The first sentence of the first paragraph of Section 2 of the Offer to Purchase is hereby amended and restated to read as follows:

          Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Offeror will accept for payment and will pay for, 13,842,619 Shares to the extent such Shares are validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with
     Section 4, promptly after the Expiration Date. Subject to applicable rules and regulations of the Commission, the Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares in order to comply, in whole or in part, with any other applicable law or government regulation. See Section 16.

     The following sentence is hereby added to the end of the third paragraph of
Section 10 of the Offer to Purchase:

     Notwithstanding the terms of the Commitment Letter, DDC does not expect to use the net proceeds of the senior subordinated notes referenced in the Commitment Letter to finance the Offer.

     The ninth paragraph of Section 10 of the Offer to Purchase is hereby amended and restated to read as follows:

          The purchase of Shares pursuant to the Offer may, without the requisite consents, result in an event of default under certain credit facilities to which affiliates of the Offeror are parties in an aggregate principal amount of approximately $25 million. While the Offeror expects to obtain the requisite consents
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     prior to the Offer being consummated, the Offeror's obligation to accept
     Shares tendered pursuant to the Offer is not conditioned on the obtaining of these consents. In addition, the purchase of Shares under the Offer may result in a default under certain credit facilities of the Company in an aggregate principal amount of approximately $300 million. It is the Offeror's present intention, upon obtaining control of the Company, to cause the Company to replace these facilities.

     The eighth paragraph of Section 12 of the Offer to Purchase is hereby amended and restated to read as follows:

          Plans for the Company. Except as otherwise set forth in this Offer to Purchase, it is expected that, initially following the Merger, the business and operations of the Company will be continued by the Surviving Corporation substantially as they are currently being conducted. The Company or the Surviving Corporation may be required to repurchase certain of the Company's 7.00% convertible subordinated debentures pursuant to the related Indenture at 100% of the principal amount thereof (approximately $75 million) in connection with the purchase of shares by the Offeror pursuant to the Offer, and the Surviving Corporation may redeem any remaining debentures pursuant to the related Indenture at 103.5% of the principal amount thereof, although it would not be required to do so. Also, the Merger Agreement provides that prior to the Effective Time (as defined below), the Company will not (i) declare, set aside or pay any dividend (whether in cash, stock or property) or make any other distribution or payment with respect to any shares of its capital stock or (ii) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or make any commitment for any such action.

     The introductory paragraph of Section 15 of the Offer to Purchase is amended and restated to read as follows (the remainder of such section, including the list of conditions to the Offer, is unchanged):

          Notwithstanding any other term of the Offer or the Merger Agreement, the Offeror shall not be required to accept for payment or pay for, subject to any applicable rules and regulations of the Commission, any Shares not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Shares unless (1) the Minimum Condition is satisfied prior to the Expiration Date, (2) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated and (3) approvals required by law to be obtained prior to the consummation of the Offer under any foreign antitrust or competition laws ("Foreign Antitrust Laws") to the purchase of Shares pursuant to the Offer shall have been obtained. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Offeror shall not be required to accept for payment or to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer if at any time on or after the date of the Merger Agreement and prior to the Expiration Date, any of the following conditions exist or shall occur and remain in effect:
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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August   , 1997                    OMC ACQUISITION CORP.

                                          By:  /s/ TIMOTHY D. LEULIETTE

                                          --------------------------------------
                                            Name: Timothy D. Leuliette
                                            Title: Vice Chairman

                                          DETROIT DIESEL CORPORATION

                                          By:  /s/ TIMOTHY D. LEULIETTE

                                          --------------------------------------
                                            Name: Timothy D. Leuliette
                                            Title: Vice Chairman
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                                 EXHIBIT INDEX

                                                                              PAGE
  EXHIBIT                             DESCRIPTION                             NO.
  -------                             -----------                             ----
99.(a)(1)* -- Offer to Purchase, dated July 15, 1997.
99.(a)(2)* -- Letter of Transmittal.
99.(a)(3)* -- Letter from Chase Securities Inc., as Dealer Manager, to
              Brokers, Dealers, Commercial Banks, Trust Companies and
              Other Nominees.
99.(a)(4)* -- Letter from Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees to Clients.
99.(a)(5)* -- Notice of Guaranteed Delivery.
99.(a)(6)* -- Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.
99.(a)(7)* -- Summary Announcement, dated July 15, 1997.
99.(a)(8)* -- Press Release issued by DDC on July 9, 1997.
99.(a)(9)* -- Press Release issued by DDC on July 10, 1997.
99.(b)(1)* -- Financing Commitment Letter, dated June 25, 1997, among DDC,
              The Chase Manhattan Bank and Chase Securities Inc.
99.(c)(1)* -- Agreement and Plan of Merger, dated July 8, 1997, among DDC, the Offeror and the Company.
99.(d)     -- None.
99.(e)     -- Not applicable.

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* Previously filed